UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. __)*

                                 Trimedyne, Inc.
  ----------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    896259108
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
      Seth W.  Hamot                              Jeffrey R. Katz, Esq.
      Costa Brava Partnership III L.P.            Ropes & Gray LLP
      420 Boylston Street                         One International Place
      Boston, MA 02116                            Boston, MA 02110
      (617) 595-4400                              (617) 951-7000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 18, 2007
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 Pages

                                  SCHEDULE 13D
---------------------                                     ---------------------
CUSIP No. 896259108                                         Page 2 of 8 Pages
---------------------                                     ---------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Costa Brava Partnership III L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited partnership
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                     1,013,536(1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                      -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                       1,013,536(1)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,013,536(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.5%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 1,013,536 shares of the Issuer's Common Stock, $.01 par value on September 18, 2007.

(2) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $.01 par value is based upon 18,362,360 issued and outstanding shares as of August 17, 2007, as reported by the Issuer in its filing on Form 10-QSB for the fiscal quarter ended June 30, 2007.

                               Page 2 of 8 Pages

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 896259108                                         Page 3 of 8 Pages
---------------------                                     ---------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Roark, Rearden & Hamot, LLC
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A Delaware limited liability company
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                     1,013,536(1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                      -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                       1,013,536(1)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,013,536(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.5%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         OO - Other
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 1,013,536 shares of the Issuer's Common Stock, $.01 par value on September 18, 2007.

(2) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $.01 par value is based upon 18,362,360 issued and outstanding shares as of August 17, 2007, as reported by the Issuer in its filing on Form 10-QSB for the fiscal quarter ended June 30, 2007.

                               Page 3 of 8 Pages

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 896259108                                         Page 4 of 8 Pages
---------------------                                     ---------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON:    Seth W. Hamot

--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

         A United States citizen
--------------------------------------------------------------------------------
                             7.   SOLE VOTING POWER
        NUMBER OF                     1,013,536(1)
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.   SHARED VOTING POWER
        OWNED BY                      -0-
          EACH               ---------------------------------------------------
        REPORTING            9.   SOLE DISPOSITIVE POWER
         PERSON                       1,013,536(1)
          WITH               ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER
                                      -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,013,536(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                                         [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.5%(2)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

         IN, HC
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------
(1) The Reporting Persons were the beneficial owners of 1,013,536 shares of the Issuer's Common Stock, $.01 par value on September 18, 2007.

(2) The percentage ownership of the Reporting Persons in the Issuer's Common Stock, $.01 par value is based upon 18,362,360 issued and outstanding shares as of August 17, 2007, as reported by the Issuer in its filing on Form 10-QSB for the fiscal quarter ended June 30, 2007.


                               Page 4 of 8 Pages

                                  SCHEDULE 13D
                                  ------------

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Trimedyne, Inc. (the "Issuer"), which has its principal executive offices at 15091 Bake Parkway, Irvine, California 92619.

Item 2.  Identity and Background.
         -----------------------

         This statement is filed jointly by (1) Costa Brava Partnership III L.P. ("Costa Brava"), a Delaware limited partnership; (2) Roark, Rearden and Hamot, LLC ("RRH"), a Delaware limited liability company; and (3) Seth W. Hamot, a United States citizen. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a "Filer" and collectively as the "Filers."

         Seth W. Hamot is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.

         The principal business of Costa Brava Partnership III L.P. is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden and Hamot, LLC is to act as general partner of Costa Brava Partnership III L.P. The principal business address of each of the Filers is 420 Boylston Street, Boston, MA 02116.

         None of Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         All of the shares of Common Stock that were beneficially owned by the reporting persons were held by Costa Brava and were acquired with working capital set aside for the general purpose of investing.

Item 4.  Purpose of Transaction.
         ----------------------

         The Filers believe that the shares of Common Stock of the Issuer are undervalued and they are considering pursuing any and all of the actions enumerated below. The Filers are also concerned that, based on the Issuer's public filings, it appears that the Issuer has not held annual meetings of stockholders and elections for directors as required under the Issuer's by-laws.

         The Filers may take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation: (i) having open communications with the Issuer's management in order to monitor their efforts to increase shareholder value (ii) purchasing additional shares of Common Stock in the open market or otherwise and (iii) seeking representation on the Issuer's board of directors.

         The Filers may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

         Although the Filers have made their investment in the Issuer in the ordinary course of business and not for the purpose of changing or influencing the control of the Issuer, the Filers reserve their rights to make such plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

                               Page 5 of 8 Pages

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) The Filers are the beneficial owners of 1,013,536 shares of Common Stock (approximately 5.5% of the shares of Common Stock outstanding as reported in the Issuer's filing on Form 10-QSB on August 20, 2007).

         (b) The Filers have the sole power to vote and sole power to dispose of such shares to which this Statement relates.

         (c) During the past sixty (60) days, the Filers have purchased the shares of Common Stock of the Issuer set forth on Exhibit C hereto. The transaction date, number of shares bought, price per share and type of transaction for each purchase during that period are set forth on Exhibit C hereto.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to the Securities of the Issuer.
         -------------------------------

         Not applicable.

Item 7.  Material to be Filed as Exhibits.
         --------------------------------

Exhibit A - Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B - Information Concerning the Filers' transactions in the Common Stock of the Issuer in the last sixty (60) days.



                               Page 6 of 8 Pages

                                   Signature
                                   ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       September 18, 2007
                                       -------------------------
                                       Date

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By:  Roark, Rearden & Hamot, LLC,
                                            its General Partner


                                            By: /s/ SETH W. HAMOT
                                                -------------------------------
                                                Name:  Seth W. Hamot
                                                Title: President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


                               Page 7 of 8 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit       Description
-------       -----------

A             Agreement Regarding the Joint Filing of Schedule 13D.

B Information Concerning the Filers' transactions in the Common Stock of the Issuer in the last sixty (60) days.







                                Page 8 of 8 Pages

                                                                       EXHIBIT A

                               AGREEMENT REGARDING
                        THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         Dated: September 18, 2007

                                       COSTA BRAVA PARTNERSHIP III L.P.

                                       By:  Roark, Rearden & Hamot, LLC,
                                            its General Partner

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot
                                            President


                                       ROARK, REARDEN & HAMOT, LLC

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot
                                            President


                                       SETH W. HAMOT

                                       By:  /s/ SETH W. HAMOT
                                            ------------------------------------
                                            Seth W. Hamot

                                                                       EXHIBIT B


                FILERS' TRANSACTIONS IN THE LAST SIXTY (60) DAYS


----------------------------- -------------------------- --------------------------- ----------------------------
          Date of                 Shares of Common           Price Per Share ($)          Type of Transaction
        Transaction              Stock Bought (Sold)
----------------------------- -------------------------- --------------------------- ----------------------------
       July 26, 2007                    7,600                      0.762                     Open Market
----------------------------- -------------------------- --------------------------- ----------------------------
       July 27, 2007                   25,000                      0.711                     Open Market
----------------------------- -------------------------- --------------------------- ----------------------------
       July 31, 2007                   25,000                      0.701                     Open Market
----------------------------- -------------------------- --------------------------- ----------------------------
      August 16, 2007                  25,000                      0.654                     Open Market
----------------------------- -------------------------- --------------------------- ----------------------------
      August 20, 2007                   5,000                      0.693                     Open Market
----------------------------- -------------------------- --------------------------- ----------------------------